Exhibit 99.2

Conventions Which Apply to this Discussion

Except where the context otherwise requires and for purposes of the discussion in this Exhibit 99.2, or this discussion, only:

●	“Beijing Melo” refers to Beijing Melo Technology Co., Ltd.;

●	“Beijing U Bazaar” refers to Beijing Ubazaar Technology Co., Ltd.;

●	“Business Combination” refers to (1) reincorporation of Orisun Acquisition Corp in Cayman Islands by merging with and into Ucommune; and (2) merger of Everstone International Ltd, a Cayman Islands exempted company, with and into Ucommune Group Holdings Limited, or Ucommune Group Holdings, resulting in Ucommune Group Holdings being a wholly owned subsidiary of the Parent;

●	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this discussion only, Taiwan, Hong Kong and the Macau Special Administrative Region;

●	“Class A ordinary shares” refers to the Class A ordinary shares, par value US$0.002 per share of the Parent, carrying one vote per share;

●	“Class B ordinary shares” refers to the Class B ordinary shares, par value US$0.002 per share of the Parent, carrying 35 votes per share;

●	“Greater China” refers to, for the purpose of this discussion only, China as well as Hong Kong, Macau Special Administrative Region and Taiwan;

●	“HK subsidiaries” refers to the Parent’s subsidiaries incorporated in Hong Kong;

●	“Hong Kong” or “HK” refers to the Hong Kong Special Administrative Region of the PRC;

●	“individual members using workstations” refers to the individuals that use Ucommune’s workstations under a membership agreement as of a given date, excluding the individuals that have access to a workstation on as-needed basis;

●	“IoT” refers to internet of things;

●	“IT” refers to information technology;

●	“mature spaces” refers to spaces that have been open for more than 24 months;

●	“members” refers to the individuals and enterprises that have registered on U Bazaar as of a given date;

●	“new tier-1 cities” refers to the relatively developed cities following the tier-1 cities: Chengdu, Hangzhou, Nanjing, Qingdao, Kunming, Shenyang, Tianjin, Wuhan, Xi’an, Changsha, Chongqing, Suzhou, Ningbo, Zhengzhou and Dongguan;

●	“ordinary shares” refers to the Class A ordinary shares and the Class B ordinary shares, both of par value US$0.002 per share;

●	“Parent” refers to Ucommune International Ltd, the ultimate Cayman Islands holding company and a Nasdaq-listed company;

●	“PIPE” refers to the investment of US$60.9 million in by certain backstop investors in connection with the Business Combination;

●	“PRC subsidiaries” refers to the Parent’s subsidiaries incorporated in the PRC, including the WFOEs;

●	“RMB” or “Renminbi” refers to the legal currency of the PRC;

●	“SAFE” refers to the State Administration for Foreign Exchange;

●	“Share Consolidation” refers to the share consolidation of 20 ordinary shares with par value of US$0.0001 each in the Parent’s issued and unissued share capital into one ordinary share with par value of US$0.002 each of the Parent effected on April 21, 2022;

●	“Shengguang Zhongshuo” refers to Zhuhai Shengguang Zhongshuo Digital Marketing Co., Ltd.;

●	“SME” refers to small and medium enterprises;

●	“space(s) operated by Ucommune’s associate(s)” refers to the co-working space(s) in which Ucommune has a minority interest investment but are operated by Ucommune’s associate(s); and Ucommune accounts for its investment under the equity method but does not consolidate the revenue of such spaces into the unaudited condensed consolidated financial statements;

●	“U Bazaar” refers to the mobile app developed by Beijing U Bazaar Technology Co., Ltd.;

●	“tier-1 cities” refers to the most developed cities in the PRC: Beijing, Shanghai, Guangzhou and Shenzhen;

●	“Ucommune” or the “group” refers to the Parent, its subsidiaries and, in the context of describing the operations and unaudited condensed consolidated financial statements, the consolidated VIEs;

●	“Ucommune Technology” refers to Ucommune (Beijing) Technology Co., Ltd.;

●	“Ucommune Venture” refers to Ucommune (Beijing) Venture Investment Co., Ltd.;

●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States;

●	“variable interest entities” or “VIEs” refers to Ucommune Venture, Beijing U Bazaar and Weixue Tianxia (including each of their consolidated subsidiaries in China, if any), which are PRC companies in which the Parent does not have equity interests but whose financial results have been consolidated into the unaudited condensed consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP, due to the Parent being the primary beneficiary of, such entities;

●	“WFOEs” refers to Ucommune Technology and Beijing Melo, both are the Parent’s wholly foreign owned entities domiciled in China; and

●	“Weixue Tianxia” refers to Beijing Weixue Tianxia Education Technology Co., Ltd.

Unless otherwise noted, all statistics with respect to Ucommune’s co-working spaces, cities covered by its co-working space network, managed area of co-working spaces, workstations, occupancy rates and members exclude the spaces operated by Ucommune’s associates.

Certain amounts, percentages and other figures, such as key operating data, presented in this discussion have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentages may not represent the arithmetic summation or calculation of the figures that accompany them.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this discussion are made at RMB7.2513 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2023. The Parent makes no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. On September 15, 2023, the noon buying rate for Renminbi was RMB7.2744 to US$1.00.

SELECTED UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENT INFORMATION OF PARENT, THE VIES, THE WFOES, THE HK SUBSIDIARIES AND OTHER SUBSIDIARIES

The following unaudited condensed consolidated financial statement information presents information related to the Parent, which is the investment holding company, the VIEs, the WFOEs, the HK subsidiaries and other subsidiaries as of and for the periods indicated.

	As of June 30, 2023
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Cash and cash equivalent	53	45,851	3,550	741	8,079	—	58,274
Inter-Company balances due from VIEs/Subsidiaries	488,942	—	—	—	—	(488,942)	—
Other current assets	62,494	247,577	9,178	1	332,672	(400,884)	251,038
Total current assets	551,489	293,428	12,728	742	340,751	(889,826)	309,312
Property and equipment, net	—	88,743	2	20	—	—	88,765
Right of use assets, net	—	204,298	—	—	—	—	204,298
Other non-current assets	—	137,741	—	2,951	6,418	—	147,110
Total non-current assets	—	430,782	2	2,971	6,418	—	440,173
Total assets	551,489	724,210	12,730	3,713	347,169	(889,826)	749,485
Accounts payable	5,492	227,068	—	5,710	1,445	(4,863)	234,852
Investment deficit in subsidiaries and consolidated VIEs	467,776	—	—	—	—	(467,776)	—
Inter-Company balances due to Parent/VIEs/Subsidiaries	—	202,503	20,715	139,731	125,992	(488,941)	—
Lease liabilities, current	—	88,795	—	—	—	—	88,795
Other current liabilities	53,448	249,311	4,711	108,637	238,949	(395,626)	259,430
Total current liabilities	526,716	767,677	25,426	254,078	366,386	(1,357,206)	583,077
Lease liabilities, non-current	—	121,194	—	—	—	—	121,194
Other non-current liabilities	3,360	9,275	—	—	—	—	12,635
Total non-current liabilities	3,360	130,469	—	—	—	—	133,829
Total liabilities	530,076	898,146	25,426	254,078	366,386	(1,357,206)	716,906
Total Equity/(Deficit)	21,413	(173,936)	(12,696)	(250,365)	(19,217)	467,380	32,579

	For the Six Months Ended June 30, 2023
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Total revenue	—	270,102	7	—	—	(7)	270,102
Total cost of revenue	—	(269,009)	—	(1,355)	(1,511)	—	(271,875)
Operating income/(expenses)	7,414	(58,930)	(3,448)	—	(2,775)	7	(57,732)
Gain/(loss) from operations	7,414	(57,837)	(3,441)	(1,355)	(4,286)	—	(59,505)
Loss from equity method investments	(45,833)	(560)	—	—	—	45,833	(560)
Net loss	(38,419)	(50,016)	(3,441)	(1,355)	(4,278)	45,833	(51,676)

	For the Six Months Ended June 30, 2023
	Parent	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries	Eliminating Entries	Total
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(592)	22,125	381	(692)	9,477	—	30,699
Purchase of short-term investments	—	(72,868)	—	—	—	—	(72,868)
Settlement of short-term investments	—	76,288	—	—	—	—	76,288
Purchase of property and equipment	—	(7,082)	—	(550)	—	—	(7,632)
Other investing activities	—	(1,006)	—	—	—	—	(1,006)
Net cash used in investing activities	—	(4,668)	—	(550)	—	—	(5,218)
Loan received from third parties	—	297	—	—	—	—	297
Loan repaid to third parties	—	(11,489)	—	—	—	—	(11,489)
Other financing activities	—	(7,300)	—	—	—	—	(7,300)
Net cash used in financing activities	—	(18,492)	—	—	—	—	(18,492)

Effects of exchange rate changes	(13)	—	—	(49)	(1,898)	—	(1,960)
Net (decrease)/increase in cash, cash equivalents	(605)	(1,035)	381	(1,291)	7,579	—	5,029
Cash, cash equivalents - beginning of the period	658	46,886	3,169	2,032	500	—	53,245
Cash, cash equivalents - end of the period	53	45,851	3,550	741	8,079	—	58,274

The following table sets forth the roll-forwards of the investment in the subsidiaries and the VIEs line item for the periods indicated:

Inter-group Balances Due from VIEs/Subsidiaries:	Parent Company	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries
	(RMB in thousands)
December 31, 2022	101,395	—	—	233,325	—
Loss from equity method investment	(45,833)	—	—	—	—
Adoption of ASC 326	(6,308)	—	—	—	—
Additional long-term investment held by ESOP(1)	4,954	—	—	—	—
Foreign exchange gain for Long-term investments	(20,071)	—	—	—	—
Intercompany loan lent	213	—	32,760	310,692	4,428
Intercompany loan collected	(13,184)	—	(32,760)	(316,773)	(4,428)
June 30, 2023	21,166	—	—	227,244	—

(1)	Ucommune International Ltd issued share incentives to its employees using its ordinary shares. Upon the consummation of the Business Combination, the shares previously granted became effective and vest according to the related share incentive agreements. Therefore, the parent company recognized long-term investments to the subsidiaries and the subsidiaries recognized share-based compensation expenses.

Inter-group Balances Due to VIEs/Subsidiaries:	Parent Company	VIE and its Subsidiaries	WFOEs	HK Subsidiaries	Other Subsidiaries
	(RMB in thousands)
December 31, 2022	—	221,904	11,199	374,924	127,211
Intercompany loan received	—	297,132	11,193	163	39,604
Intercompany loan repayment	—	(316,533)	(1,677)	(8,112)	(40,823)
June 30, 2023	—	202,503	20,715	366,975	125,992

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of the Parent’s financial condition and results of operations in conjunction with the Parent’s unaudited condensed consolidated financial statements and the related notes included elsewhere in this current report on Form 6-K of the Parent, or this Form 6-K. This discussion contains forward-looking statements that involve risks and uncertainties. The actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” in the Parent’s Form 20-F and in the Parent’s other filings with the SEC.

Overview

Ucommune’s brand is one of the most recognized agile office space brands in China. Ucommune operates a leading agile office space community in China in terms of the number of agile office spaces, aggregate managed area and number of cities covered. Ucommune had 135 agile office spaces across 66 cities as of June 30, 2023.

As of the same date, Ucommune had 113 spaces in operation, providing approximately 35,830 workstations to its members and Ucommune also had 22 spaces under construction or preparation for construction. As of June 30, 2023, Ucommune had one space operated by Ucommune’s associate in New York. As of June 30, 2023, Ucommune had approximately 1,200,540 members, including approximately 1,162,030 individuals and 38,510 enterprises, ranging from large enterprises to SMEs.

Ucommune has been developing its asset-light model, under which Ucommune provides space design and build as well as management services to develop and manage agile office spaces for landlords who bear most of the capital investments to build and launch new spaces. The asset-light model allows more landlords to benefit from Ucommune’s professional capabilities and strong brand recognition, which in turn enables Ucommune’s business to scale in a cost-efficient manner.

As of June 30, 2023, Ucommune had 85 spaces under the asset-light model with managed area of approximately 460,730 m2, representing 86% of the aggregate managed area of approximately 537,290 m2 of all spaces. In the first half of 2023, Ucommune launched three new spaces under its asset-light model with managed area of approximately 3,980 m2. In the first half of 2023, Ucommune generated operating profit from the subsidiary that operates agile office spaces under its asset-light model. Ucommune intends to focus on expanding its asset-light business as one of its major growth drivers.

Cooperating with over 700 business partners, Ucommune provides a comprehensive suite of U Plus services, including individual services, such as catering, fitness, healthcare, training and entertainment; general corporate services, such as corporate secretary, human resources, legal, finance, IT support and tax services; incubation and corporate venturing services; design and build services; advertising and branding services; and services to further energize Ucommune’s community.

Ucommune receives revenue from members by providing U Plus services and charging members fees based on the services provided, such as design and build services, and advertising and branding services. Ucommune also generates revenue from its business partners and investees through different arrangements, including (1) revenue sharing arrangements under which it shares part of the revenue of its business partners as fees, and (2) fixed fee arrangements under which it charges its business partners and investees fixed fees for leasing its spaces to provide services.

Key Operating Data

Ucommune regularly monitors a number of operating metrics in order to measure its current performance and project its future performance. These metrics aid Ucommune in developing and refining its growth strategies and making strategic decisions.

As of June 30, 2023(2)
Number of cities	66
Number of Spaces	135
Number of spaces under self-operated model	50
Number of spaces under asset-light model	85
Managed area (m2)(1)	537,290
Managed area under self-operated model(1)	76,560
Managed area under asset-light model(1)	460,730
Number of spaces in operation	113
Number of workstations of spaces in operation(1)	35,830
Number of members(1)	1,200,540
Number of individual members(1)	1,162,030
Number of individual members using workstations(1)	24,900
Number of enterprise members(1)	38,510
Occupancy rate for all spaces in operation(1)	63%
Occupancy rate for mature spaces(1)	57%

(1)	Approximate number subject to rounding adjustments.

(2)	We disposed of the subsidiary responsible for U studio category in December 2022 and discontinued related operations.

Key Factors Affecting the Results of Operations

Ucommune operates in China’s agile office space industry, and its results of operations and financial condition are influenced by the macroeconomic factors affecting this industry. These factors include China’s economic growth, the impact of COVID-19 outbreak on the economy in China or worldwide, the emergence of China’s new economy and internet companies under favorable policies encouraging entrepreneurship and innovation, and urbanization of the workforce. The Parent’s financial condition and results of operations are also affected by a number of emerging market trends, such as companies’ rising needs for cost-efficient and flexible office space solutions and one-stop services for both corporates and employees, and new demand for intelligent office systems and working environments.

In addition, as Ucommune generates a portion of revenue from providing marketing and branding services, the results of operations are also affected by the general factors affecting its advertisers and their marketing and branding budgets.

Ucommune’s results of operations and financial condition are also subject to changes in the regulatory regime governing China’s agile office space industry, as well as the U Plus services it provides. The PRC government regulates various aspects of Ucommune’s operations, such as leasing, design and build and the operation of office spaces and online advertising and branding content. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Regulation and censorship of information disseminated over the internet in China may adversely affect our business and reputation and subject us to liability for information displayed on our website” from the Parent’s Form 20-F.

Ucommune’s results of operations and financial condition also depend on a number of company-specific factors, including the factors discussed below.

Ucommune’s Ability to Refine its Agile office Space Network

Given that the majority of revenue is from workspace membership, revenue growth depends primarily on Ucommune’s ability to refine its agile office space network and expand its community. Since the launch of its first agile office space in September 2015, Ucommune has expanded its operations across 37 cities primarily through its self-operating model. Ucommune derives substantially all of its revenue from operations within Greater China.

Ucommune has developed an asset-light model by providing landlords with its design and build and operation capabilities. Ucommune’s asset-light model has two categories, i.e., U Brand and U Partner. Under U Brand, Ucommune primarily receives management fees from landlords. Under U Partner, Ucommune primarily shares revenue with landlords.

Ucommune operates agile office spaces under its asset-light model through one subsidiary. In the first half of 2023, the revenue and operating profit of this subsidiary were relatively insignificant to the group. However, the subsidiary generated operating profit while Ucommune incurred overall loss from operations.

Ucommune plans to refine its agile office space network by exploring growth under the asset-light model and pursuing targeted expansion. Ucommune’s spaces under the asset-light model increased from 125 as of December 31, 2020 to 165 as of December 31, 2021, and subsequently decreased to 130 as of December 31, 2022. Ucommune had 85 spaces under the asset-light model as of June 30, 2023. Ucommune also plans to enhance its leading position by expanding across tier-1 and new tier-1 cities in China and into overseas markets.

With the expansion of its agile office space network, Ucommune’s business may be exposed to additional risks. For example, the impairment loss on long-lived assets and long-term prepaid expenses was RMB97.7 million and RMB25.8 million (US$3.6 million) in the first half of 2022 and 2023, respectively, primarily associated with the other non-current assets where carrying value is not expected to be fully recoverable.

The changes in impairment loss on long-lived assets and long-term prepaid expenses are affected by various factors, primarily including Ucommune’s spaces in operation and the new operating risks and challenges associated with its expansion into existing markets and new markets, and therefore are subject to fluctuations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — Our expansion into new regions, markets and business areas may pose increased risks” from the Parent’s Form 20-F. However, the Parent believes that Ucommune can improve the performance of its spaces in operation leveraging its management capabilities and its experience of expanding into new markets.

Ucommune’s Ability to Manage Costs and Expenses Effectively

Ucommune’s ability to manage its costs and expenses effectively is critical to the success of its business. Ucommune has benefited from the use of technologies and the standardization of its processes and achieved economies of scale as Ucommune has developed a core competency in the efficient sourcing, design and build, and operation of its spaces. Building on its operating capabilities, Ucommune has also developed an asset-light model, which can free up a large amount of capital investments to build out and launch new spaces. The cost of revenue (excluding impairment loss) as a percentage of revenue decreased from the first half of 2022 to the first half of 2023.

The financial and business performance of Ucommune’s agile office spaces under the U Space category highly depends on its ability to source and lease suitable properties on reasonable terms. Ucommune plans to utilize its management team’s expertise in developing and operating commercial properties and its strong relationships with landlords to identify new locations suitable for the expansion of its business and to negotiate leasing terms of such properties to effectively manage its costs and expenses.

Ucommune’s design and build capabilities enable it to shorten the time from taking possession of a new space to making the space ready for leasing to members. Ucommune typically completes this process within three to five months for spaces under the U Space category compared to the industry average of approximately six months.

The Parent expects the costs and expenses to increase in absolute amount as Ucommune expands its business and to decrease a percentage of revenue as Ucommune improves operational efficiency, achieves economies of scale and enhances its brand recognition.

Growth in Ucommune’s Member Base and Pricing of its Agile Office Space Services

Ucommune generates most of its revenue from providing various agile office space solutions to its members from whom Ucommune collects monthly rent in the form of membership service fees in accordance with membership service contracts or office workstation rental fees in accordance with office workstation rental contracts. The key contract terms and services provided under both membership service contracts and office workstation rental contracts are identical. Therefore, the results of operations are directly affected by the growth in its member base and the pricing of its agile office space services. The number of individual members using workstations increased from approximately 44,050 as of December 31, 2020 to approximately 44,580 as of December 31, 2021, and subsequently decreased to approximately 27,430 as of December 31, 2022. Ucommune had approximately 24,900 individual members using workstations as of June 30, 2023.

The pricing of Ucommune’s agile office space services is affected by its service positioning strategy, locations of its spaces, brand recognition, the competitive landscape of the agile office space industry in China and the design and build and maintenance cost of its agile office spaces. Ucommune’s ability to maintain or increase the pricing of its agile office space services largely depends on its ability to compete effectively and differentiate its services through its strong brand recognition, its unique and nationwide agile office space network and its ability to meet its members’ needs for office space solutions.

Development of U Plus Services

Ucommune derives revenue from U Plus services in cooperation with its business partners and investees. As of June 30, 2023, Ucommune had over 700 business partners. Ucommune’s member base has grown rapidly, increasing from approximately 1,044,700 as of December 31, 2020 to approximately 1,176,970 as of December 31, 2021, and further to approximately 1,193,930 as of December 31, 2022. Ucommune had approximately 1,200,540 members as of June 30, 2023. As its business grows, Ucommune has opportunities to provide more services and build a vibrant community serving wider group of members beyond the physical spaces.

The growth of revenue from U Plus services depends on Ucommune’s own capabilities, including through acquisitions or strategic investments, or through selected quality business partners to provide services that match the needs of its members at reasonable prices. Ucommune will make ongoing efforts, including investing time and money, to identify the needs of its members and provide quality and diversified services to them.

Acquisition Activities to Expand Offerings

Ucommune has made acquisitions or investments that it believes will expand its agile office space network and service offerings that benefit its members and have the potential to become meaningful revenue streams in the future. For example, in 2021, Ucommune acquired a company engaging in interior design and construction services and a company engaging in catering services. Ucommune intends to continue selectively pursuing strategic partnerships and acquisitions, which could include investments in private or public entities, strategic alliances, or securities offerings through the Parent or its subsidiaries, to expand the Ucommune community.

Key Components of Results of Operations

Ucommune has three operating segments including (1) workspace membership, (2) marketing and branding services, and (3) other services. Operating segments are defined as components of an enterprise engaging in business activities for which separate financial information is available. The Parent’s chief operating decision makers regularly evaluate Ucommune’s operating segments in deciding how to allocate resources and assess performance. See the consolidated financial statements included in the Parent’s Form 20-F and in this 6-K for additional information regarding the three reportable segments.

Revenue

The following table sets forth a breakdown of revenue, in absolute amounts and as percentages of total revenue, for the periods indicated.

	For the Six Months Ended June 30,
	2022		2023
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Revenue
Workspace membership revenue	161,336	54.3	70,793	9,763	26.2
Marketing and branding services revenue	98,164	33.0	154,917	21,364	57.4
Other services revenue	37,827	12.7	44,392	6,122	16.4
Total revenue	297,327	100.0	270,102	37,249	100.0

Workspace Membership Revenue. Ucommune generates revenue by providing various agile office space solutions to members from whom Ucommune collects monthly rent in the form of membership service fees or office workstation rental fees. Workspace membership revenue primarily includes fees generated through the agile office spaces services under Ucommune’s self-operated model, fees generated through revenue sharing under U Partner, and also includes other revenue in relation to utilizing Ucommune’s spaces, such as revenue generated from service fees for using its conference rooms.

Marketing and Branding Services Revenue. Marketing and branding services revenue includes advertising services revenue, primarily generated by integrated branding services and online targeted marketing services provided by Shengguang Zhongshuo.

Other Services Revenue. Other services revenue primarily consists of (1) interior design and construction revenue generated from companies that Ucommune acquired, (2) management fees generated from Ucommune’s agile office spaces under U Brand, (3) SaaS services and IoT solutions revenue and (4) charges to members for ancillary services such as printing and copying fees.

Cost of Revenue (Excluding Impairment Loss)

The following table sets forth a breakdown of the cost of revenue (excluding impairment loss), in absolute amounts and as percentages of total cost of revenue (excluding impairment loss), for the periods indicated.

	For the Six Months Ended June 30,
	2022		2023
	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenue (excluding impairment loss)(1)
Workspace membership	180,925	58.7	78,640	10,845	29.0
Marketing and branding services	97,184	31.5	151,527	20,897	55.7
Other services	30,277	9.8	41,708	5,752	15.3
Total cost of revenue (excluding impairment loss)	308,386	100.0	271,875	37,494	100.0

(1)	Cost of revenue does not include impairment loss, and Ucommune generally does not consider impairment on a routine basis when operating and managing its agile office space business.

Workspace Membership. Cost of revenue (excluding impairment loss) for workspace membership primarily consists of (1) lease expenses, (2) employee compensation and benefits, (3) depreciation and amortization expenses, and (4) other workspace operating costs, such as costs for daily maintenance and cleaning, and insurance costs.

Marketing and Branding Services. Cost of revenue (excluding impairment loss) for marketing and branding services primarily consists of costs associated with advertisement distribution and content design, and employee compensation and benefits.

Other Services. Cost of revenue (excluding impairment loss) for other services primarily consists of costs in relation to Ucommune’s interior design and construction services, costs in relation to revenue from asset-light model, costs in relation to SaaS services and IoT solutions and other ancillary costs.

Impairment Loss on Long-lived Assets and Long-term Prepaid Expenses

Impairment loss on long-lived assets and long-term prepaid expenses was recognized whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset and long-term prepaid expenses may no longer be recoverable.

Impairment Loss on Goodwill

Impairment loss on goodwill was recognized whenever the carrying amount of a reporting unit exceeds its fair value.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of (1) marketing and promotion expenses, (2) compensation for Ucommune’s sales and marketing personnel and (3) share-based compensation expense.

General and Administrative Expenses

General and administrative expenses consist primarily of (1) compensation for Ucommune’s management and administrative personnel, (2) expenses in connection with its operation and financing supporting functions such as legal and human resources, (3) share-based compensation expense, and (4) other administrative expenses.

Change in Fair Value of Warrant Liability

Warrants classified as liabilities are initially recorded at fair value with gains and losses arising from changes in fair value recognized in the unaudited condensed consolidated statements of operations during the period in which such instruments are outstanding.

Change in Fair Value of Put Option Liability

Put option classified as liabilities is initially recorded at fair value with gains and losses arising from changes in fair value recognized in the unaudited condensed consolidated statements of operations during the period in which such instruments are outstanding.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was recognized when the investees’ operating performances indicate that the carrying value of the investment is no longer recoverable.

(Loss)/Gain on Disposal of Subsidiaries

(Loss)/gain on disposal of subsidiaries was generated from the disposal of several subsidiaries.

Taxation

Cayman Islands & British Virgin Islands

Ucommune International Ltd and Ucommune Group are tax-exempted companies incorporated in the Cayman Islands. A subsidiary, Ucommune International Limited, is incorporated in British Virgin Islands. The foregoing companies are not subject to income tax.

United States

Ucommune N.Y. Corp. is incorporated in the U.S. and is subject to the U.S. federal income taxes. According to U.S. tax reform, a flat corporate income tax rate of 21% was effective beginning in 2018.

Hong Kong

Ucommune HK was established in Hong Kong and is subject to a two-tiered income tax rate for taxable income earned in Hong Kong effectively since April 1, 2018. The first two million Hong Kong dollars of profits earned by a company are subject to be taxed at an income tax rate of 8.25%, while the remaining profits will continue to be taxed at the existing tax rate, 16.5%. No provision for Hong Kong profits tax has been made in the unaudited condensed consolidated financial statements as it had no assessable income for the six months ended June 30, 2022 and 2023.

Singapore

Ucommune Singapore Pte. Ltd. and Ucommune Technology Pte. Ltd. were established in Singapore and are subject to Singapore corporate income taxes at the rate of 17% for the six months ended June 30, 2022 and 2023.

PRC

Effective from January 1, 2008, a new Enterprise Income Tax Law, or the PRC EIT Law, combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions. According to the requirements of Caishui [2014] No. 26, enterprises that qualify as encouraged industrial enterprises located in Hengqin New Area in Guangdong province are subject to a tax rate of 15%. Shengguang Zhongshuo, as a company located in Hengqin New Area, is qualified to enjoy the 15% preferential tax rate of income tax. The original policy expired on December 31, 2020.

On May 25,2022, the State Finance and Taxation Department issued the Notice on Preferential Policies for Enterprise Income Tax in Hengqin Guangdong-Macao Deep Cooperation Zone (Caishui [2022] No.19). This new policy continues the policy of collecting enterprise income tax at a reduced preferential tax rate of 15% for eligible enterprises, which has been implemented as of January 1, 2021.

According to Caishui [2019] No. 13, Caishui [2021] No. 12 and Caishui [2022] No.13, small and low-profit enterprises shall meet three conditions for enjoying preferential tax conditions, including (1) annual taxable income of no more than RMB3 million, (2) no more than 300 employees, and (3) total assets of no more than RMB50 million. Small, low-profit enterprises whose annual taxable income is no more than RMB1 million is subject to the preferential income tax rate of 2.5%. Small, low-profit enterprises whose annual taxable income exceed RMB1 million but no more than RMB3 million are subject to the preferential income tax rate of 5%.

Critical Accounting Policies, Judgments and Estimates

The Parent prepares the consolidated financial statements in conformity with U.S. GAAP, which requires it to make judgments, estimates and assumptions. The Parent continually evaluates these estimates and assumptions based on the most recently available information, its own historical experience and various other assumptions that it believes to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from the Parent’s expectations as a result of changes in its estimates. Some of its accounting policies require a higher degree of judgment than others in their application and require the Parent to make significant accounting estimates.

The critical accounting policies, judgments and estimates that the Parent believes to have the most significant impact on the unaudited condensed consolidated financial statements are described below, which should be read in conjunction with the unaudited condensed consolidated financial statements and accompanying notes and other disclosures included elsewhere in this Form 6-K. When reviewing the financial statements, you should consider:

●	the selection of critical accounting policies,

●	the judgments and other uncertainties affecting the application of such policies,

●	the sensitivity of reported results to changes in conditions and assumptions.

The critical accounting policies and practices include the following: (1) impairment of right-of-use assets and other long-lived assets, (2) allowance for credit losses, (3) lease and (4) revenue recognition. See Note 2 — Significant Accounting Policies to the unaudited condensed consolidated financial statements for the disclosure of these accounting policies. The Parent believes the following accounting estimates involve the most significant judgments used in the preparation of the financial statements.

Impairment of Right-of-use Assets and Other Long-lived Assets

The Parent reviews its right-of-use assets, or ROU assets, and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Factors the Parent considers to be important which could trigger an impairment review primarily include:

●	significant underperformance relative to projected operating results;

●	significant changes in the overall business strategy;

●	significant adverse changes in legal or business environment; and

●	significant competition, unfavorable industry trends or economic outlook.

When these events occur, the Parent measures impairment by comparing the carrying value of the ROU assets and other long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposal. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Parent will recognize an impairment loss based on the fair value of the assets.

The Parent measures the fair value of impaired space by using discounted cash flow model. The estimates used in projected future cash flows include rental charges and occupancy rate. The gross yield rate is used as the discount rate.

Allowance for Credit Losses

On January 1, 2023, the Parent adopted Accounting Standard Codification Topic 326 — Credit Losses, or ASC 326, which replaced previously issued guidance regarding the impairment of financial instruments with an expected loss methodology that will result in more timely recognition of credit losses. The Parent used a modified retrospective approach and did not restate the comparable prior periods.

Upon adoption of ASC 326, the Parent maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable, prepayments and other current assets, due from related parties which are not under common control, etc., and the estimated credit losses charged to the allowance is classified as “general and administrative expenses” in the consolidated statements of comprehensive loss. The Parent assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on size, nature and on an individual basis when we identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Parent considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Parent’s customer or vendor based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Parent’s ability to collect from customers. Bad debts are written off as incurred. The Parent generally does not require collateral from its customers.

Lease

After adoption of Accounting Standard Codification Topic 842 — Leases, or ASC 842, the Parent made an accounting policy election for all lease related asset classes, to account for the lease and non-lease components as a single lease component. The Parent has also made an accounting policy election to exempt leases with an initial term of 12 months or less from being recognized on the balance sheet. Short-term leases are not significant in comparison to the Parent’s overall lease portfolio. Payments related to those leases continue to be recognized in the consolidated statement of operations on a straight-line basis over the lease term.

From the Perspective of Lessee

Ucommune leases properties for its collaborative workspaces and other locations. At the commencement of each lease, management determines the classification as an operating or finance lease. For leases that qualify as operating leases, the Parent recognizes the associated lease expense on a straight-line basis over the term of the lease beginning on the date of initial possession. The date of initial possession is generally when Ucommune enters the leased premises and begins to make improvements in preparation for its intended use.

At the commencement date of a lease, the Parent recognizes a lease liability for future fixed lease payments and a ROU asset representing the right to use the underlying asset during the lease term. The future fixed lease payments are discounted using the incremental borrowing rate as the rate implicit in the lease is not readily determinable. The incremental borrowing rate is estimated on a portfolio basis and incorporates lease term, currency risk, credit risk and an adjustment for collateral.

For the initial measurement of the lease liabilities for leases commencing after January 1, 2017, the Parent uses the discount rate as of the commencement date of the lease, incorporating the entire lease term. Current maturities and long-term portions of operating lease liabilities are classified as lease liabilities, current and lease liabilities, non-current, respectively, in the consolidated balance sheets.

The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. Variable lease expenses includes rent contingent payments based on percentages of revenue as defined in the lease. It is not included in lease expenses it incurred or becomes probable.

From the Perspective of Lessor

The Parent recognizes workspace membership revenue under ASC 842, and all the leases contracts are operating leases. Ucommune provides various leasing solutions for its members and generates revenues from monthly rent in the form of membership service fees or workstation rental fee.

The workspace memberships enable members to access to office space, use of a shared internet connection, access to certain facilities (kitchen, common areas and related areas), as well as service fees for the use of conference room. The price of each membership varies, based on the particular characteristics of the office space occupied by the member, the geographic location of the workspace, and the number of workstations in the contract.

The members do not have options to purchase underlying assets at termination. Renewal of memberships are on a negotiation basis before termination. The majority of the lease contracts are fixed lease payment contracts. The Parent’s variable lease payments consists of certain contracts indexed to future sales revenues of the lessees. Variable membership fees are recognized when incurred.

Workspace membership revenue consists primarily of fees from members and is recognized ratably, on a monthly basis, over the lease term, as access to office space is provided. The Parent applied practical expedients to choose not to separate lease and non-lease components for all lease related asset classes. The consolidated component is accounted for under ASC 842. The lease term for most of the membership services is less than one year.

The leases do not have renewal options and penalty is imposed if the lessees early terminate the leases. Workspace membership fees are generally collected in advance each quarter. Members are generally required to provide Ucommune with a deposit which is normally one-month service fee. Pursuant to the term of membership agreement, the amount of deposit may be applied against the member’s unpaid balance.

The residual value of the lease assets represents the fair value of the leased assets at the end of the lease terms. The Parent relies on industry data, historical experience, independent appraisals and the experience of the management team to value lease residuals.

Revenue Recognition

Revenue is recognized when control of promised goods or services is transferred to Ucommune’s customers in an amount of consideration to which Ucommune expects to be entitled in exchange for those goods or services. The Parent follows the five steps approach for revenue recognition under Topic 606:

●	identify the contract(s) with a customer,

●	identify the performance obligations in the contract,

●	determine the transaction price,

●	allocate the transaction price to the performance obligations in the contract, and

●	recognize revenue when (or as) Ucommune satisfies a performance obligation. The primary sources of the revenues are as follows:

Workspace Membership Revenue

Workspace membership revenue is recognized under ASC 842. See “— Lease — From the Perspective of Lessor.”

Marketing and Branding Services Revenue

Marketing and branding services revenue primarily consists of advertising services revenue. The Parent is the principal in providing the marketing and branding services to customers. The service provided is accounted for as a single performance obligation and revenue is recognized on gross basis over time throughout the contract terms by using both output and input methods.

Other Services Revenue

Other services revenue primarily consists of (1) interior design and construction revenue, (2) co-working space management fees, (3) SaaS services and IoT solutions revenue and (4) charges to members for ancillary services including printing, copying and related services. The Parent identified the services as one single performance obligation.

(1) Interior design and construction revenue

Interior design and construction revenue is generated from two subsidiaries acquired in 2018 and one subsidiary acquired in 2021. Interior design revenue is recognized over time based on direct measurements of the value to the customer of the services transferred to date relative to the remaining services promised under the contract. Construction revenue is recognized over time based on a percentage of contract costs incurred to date compared to the total estimated contract cost.

(2) Co-working space management fees

Co-working space management fees are derived from managing branded co-working space locations for leased property owners. The fee generally consists of a monthly base amount plus revenue sharing. Revenue is recognized over time when service is provided.

(3) SaaS services and IoT solutions revenue

SaaS service and IoT solution revenue is generated from a subsidiary acquired in 2019 and recognized upon the service completion.

(4) Ancillary services revenue

Revenue from ancillary services to members is recorded upon performance obligation delivered per contracts.

Results of Operations

The following table summarizes the unaudited condensed consolidated results of operations both in absolute amounts and as percentages of total revenue for the periods presented. This information should be read together with the unaudited condensed consolidated financial statements and related notes included elsewhere in this Form 6-K. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Six Months Ended June 30,
	2022		2023
	RMB	%	RMB	US$	%
	(in thousands, except for percentages, shares and per share data)
Unaudited Condensed Consolidated Statements of Operation Data
Revenue
Workspace membership revenue	161,336	54.3	70,793	9,763	26.2
Marketing and branding services revenue	98,164	33.0	154,917	21,364	57.4
Other services revenue	37,827	12.7	44,392	6,122	16.4
Total revenue	297,327	100.0	270,102	37,249	100.0
Cost of revenue (excluding impairment loss)
Workspace membership	(180,925)	(60.9)	(78,640)	(10,845)	(29.1)
Marketing and branding services	(97,184)	(32.7)	(151,527)	(20,897)	(56.1)
Other services	(30,277)	(10.2)	(41,708)	(5,752)	(15.5)
Total cost of revenue (excluding impairment loss)	(308,386)	(103.7)	(271,875)	(37,494)	(100.7)
Impairment loss on long-lived assets and long-term prepaid expenses	(97,740)	(32.9)	(25,825)	(3,561)	(9.6)
Impairment loss on goodwill	(43,011)	(14.5)	—	—	—
Sales and marketing expenses	(14,853)	(5.0)	(5,343)	(737)	(2.0)
General and administrative expenses	(75,327)	(25.3)	(38,132)	(5,259)	(14.1)
Change in fair value of warrant liability	(16,103)	(5.4)	11,346	1,565	4.2
Change in fair value of put option liability	201	0.1	222	31	0.1
Loss from operations	(257,892)	(86.7)	(59,505)	(8,206)	(22.1)
Interest expense, net	(5,515)	(1.9)	(95)	(14)	(0.0)
Subsidy income	2,644	0.9	6,629	914	2.5
Impairment loss on long-term investments	—	—	(13,821)	(1,906)	(5.1)
(Loss)/gain on disposal of subsidiaries	(4,498)	(1.5)	34,670	4,781	12.8
Other income/(expenses), net	17,291	5.8	(18,963)	(2,615)	(7.0)
Loss before income taxes and loss from equity method investments	(247,970)	(83.4)	(51,085)	(7,046)	(18.9)
Provision for income taxes	(3,772)	(1.3)	(31)	(4)	(0.0)
Loss from equity method investment	—	—	(560)	(77)	(0.2)
Net loss	(251,742)	(84.7)	(51,676)	(7,127)	(19.1)
Less: Net loss attributable to non-controlling interests	(22,473)	(7.6)	(13,257)	(1,828)	(4.9)
Net loss attributable to Ucommune International Ltd	(229,269)	(77.1)	(38,419)	(5,299)	(14.2)
Net loss per share attributable to ordinary shareholders of Ucommune international Ltd.
–Basic and diluted	(52.42)	N/A	(7.21)	(0.99)	N/A
Weighted average shares used in calculating net loss per share
–Basic and diluted	4,373,728	N/A	5,326,589	5,326,589	N/A

Results of Operations

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

Revenue

Total revenue decreased by 9.2% to RMB270.1 million (US$37.2 million) for the six months ended June 30, 2023 from RMB297.3 million for the six months ended June 30, 2022. Revenue from the asset-light model decreased by 29.0% to RMB26.5 million (US$3.7 million) for the six months ended June 30, 2023 from RMB37.3 million for the six months ended June 30, 2022, as the number of spaces under asset-light model decreased from 171 as of June 30, 2022 to 85 as of June 30, 2023.

Workspace Membership Services Revenue

Workspace membership services revenue decreased by 56.1% to RMB70.8 million (US$9.8 million) for the six months ended June 30, 2023 from RMB161.3 million for the six months ended June 30, 2022, mainly due to the closure of unprofitable spaces in operation.

Marketing and Branding Services Revenue

Marketing and branding services revenue increased by 57.8% to RMB154.9 million (US$21.4 million) for the six months ended June 30, 2023 from RMB98.2 million for the six months ended June 30, 2022, primarily due to the increased service revenue from two major customers.

Other Services Revenue

Other services revenue increased by 17.4% to RMB44.4 million (US$6.1 million) for the six months ended June 30, 2023 from RMB37.8 million for the six months ended June 30, 2022, primarily due to increased revenue from interior design and construction services.

Cost of Revenue (excluding Impairment Loss)

Total cost of revenue (excluding impairment loss) decreased by 11.8% to RMB271.9 million (US$37.5 million) for the six months ended June 30, 2023 from RMB308.4 million for the six months ended June 30, 2022. Cost of revenue from the asset-light model decreased by 19.1% to RMB25.6 million (US$3.5 million) for the six months ended June 30, 2023 from RMB31.6 million for the six months ended June 30, 2022, which were in line with the decrease in revenue from the asset-light model.

Workspace Membership

Costs of workspace membership decreased by 56.5% to RMB78.6 million (US$10.8 million) for the six months ended June 30, 2023 from RMB180.9 million for the six months ended June 30, 2022, mainly due to (1) the closure of unprofitable spaces in operation, (2) a decrease in staff costs as a result of our decreased headcount, and (3) a decrease in share-based compensation expense. Cost of revenue (excluding impairment loss) for workspace membership accounted for 60.9% and 29.1% of total revenue for the six months ended June 30, 2022 and 2023, respectively.

Marketing and Branding Services

Costs of marketing and branding services increased by 55.9% to RMB151.5 million (US$20.9 million) for the six months ended June 30, 2023 from RMB97.2 million for the six months ended June 30, 2022, mainly due to increased advertising costs, which was in line with the increase in advertising revenue. Cost of revenue (excluding impairment loss) for marketing and branding services accounted for 32.7% and 56.1% of total revenue for the six months ended June 30, 2022 and 2023, respectively.

Other Services

Costs of other services increased by 37.8% to RMB41.7 million (US$5.8 million) for the six months ended June 30, 2023 from RMB30.3 million for the six months ended June 30, 2022, mainly due to increased construction and design service costs. Cost of revenue (excluding impairment loss) for other services accounted for 10.2% and 15.5% of total revenue for the six months ended June 30, 2022 and 2023, respectively.

Impairment Loss on Long-lived Assets and Long-term Prepaid Expenses

Impairment loss on long-lived assets and long-term prepaid expenses was RMB97.7 million and RMB25.8 million (US$3.6 million) for the six months ended June 30, 2022 and 2023, respectively, primarily due to a decrease in impairment costs for non-current assets where the carrying value is not expected to be fully recoverable.

Impairment Loss on Goodwill

Impairment loss on goodwill was RMB43.0 million and nil for the six months ended June 30, 2022 and 2023, respectively, primarily because goodwill was fully impaired as of December 31, 2022.

Sales and Marketing Expenses

Sales and marketing expenses decreased by 64.0% to RMB5.3 million (US$0.7 million) for the six months ended June 30, 2023 from RMB14.9 million for the six months ended June 30, 2022, mainly due to decreases in agency fees and share-based compensation expenses. Sales and marketing expenses accounted for 5.0% and 2.0% of total revenue for the six months ended June 30, 2022 and 2023, respectively.

General and Administrative Expenses

General and administrative expenses decreased by 49.4% to RMB38.1 million (US$5.3 million) for the six months ended June 30, 2023 from RMB75.3 million for the six months ended June 30, 2022, mainly due to decreases in professional service fees and share-based compensation expense. General and administrative expenses accounted for 25.3% and 14.1% of total revenue for the six months ended June 30, 2022 and 2023, respectively.

Change in Fair Value of Warrant Liability

Change in fair value of warrant liability was RMB11.3 million (US$1.6 million) for the six months ended June 30, 2023, as compared to negative RMB16.1 million for the six months ended June 30, 2022, primarily attributable to the fair value change of warrants in connection with the issuance of a convertible bond on January 26, 2022.

Change in Fair Value of Put Option Liability

Change in fair value of put option liability was RMB0.2 million and RMB0.2 million (US$31,000) for the six months ended June 30, 2022 and 2023, respectively, primarily attributable to the fair value change of a put option in connection with the issuance of a convertible bond on January 26, 2022.

Loss from Operations

As a result of the foregoing, loss from operations was RMB59.5 million (US$8.2 million) for the six months ended June 30, 2023, as compared to RMB257.9 million for the six months ended June 30, 2022.

Interest Expense, Net

Interest expense, net was RMB95,000 (US$14,000) for the six months ended June 30, 2023, as compared to RMB5.5 million for the six months ended June 30, 2022. The Parent generated interest income from Ucommune’s bank balances and short-term investments and incurred interest expense on convertible bond, bank loans and other borrowings. The decrease in interest expense, net for the six months ended June 30, 2023 was primarily due to the decrease in both short-term and long-term borrowings.

Subsidy Income

Subsidy income was subsidies granted by local governments to support the development and operation of agile office spaces. Subsidy income was RMB6.6 million (US$0.9 million) for the six months ended June 30, 2023, as compared to RMB2.6 million for the six months ended June 30, 2022.

Impairment Loss on Long-term Investments

Impairment loss on long-term investments was RMB13.8 million (US$1.9 million) for the six months ended June 30, 2023, as compared to nil for the six months ended June 30, 2022, primarily because the investees’ operating performances indicated that the carrying value of the investments was no longer recoverable.

(Loss)/Gain on Disposal of Subsidiaries

Losses on disposal of subsidiaries was RMB4.5 million for the six months ended June 30, 2022, as compared to gain on disposal of subsidiaries of RMB34.7 million (US$4.8 million) for the six months ended June 30, 2023, respectively, primarily attributable to the disposal of several subsidiaries at net liability position with nil consideration.

Other Income/(Expenses), Net

Other income, net was RMB17.3 million for the six months ended June 30, 2022, as compared to other expenses, net of RMB19.0 million (US$2.6 million) for the six months ended June 30, 2023, primarily consisting of penalties resulting from legal proceedings.

Provision for Income Taxes

Provision for income taxes was RMB3.8 million for the six months ended June 30, 2022, as compared to RMB31,000 (US$4,000) for the six months ended June 30, 2023.

Loss from Equity Method Investment

Loss from equity method investment was nil for the six months ended June 30, 2022, as compared to RMB0.6 million (US$77,000) for the six months ended June 30, 2023.

Net Loss

As a result of the foregoing, net loss was RMB251.7 million for the six months ended June 30, 2022, as compared to RMB51.7 million (US$7.1 million) for the six months ended June 30, 2023.

Non-GAAP Financial Measures

To supplement the unaudited condensed consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, the Parent uses the following non-GAAP financial measures for the unaudited condensed consolidated results: EBITDA (including EBITDA margin), adjusted EBITDA (including adjusted EBITDA margin) and adjusted net loss. The Parent believes that EBITDA, adjusted EBITDA and adjusted net loss help understand and evaluate Ucommune’s core operating performance.

EBITDA, adjusted EBITDA and adjusted net loss are presented to enhance investors’ overall understanding of Ucommune’s financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their most directly comparable GAAP financial measures. As EBITDA, adjusted EBITDA and adjusted net loss have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies.

In light of the foregoing limitations, you should not consider EBITDA, adjusted EBITDA and adjusted net loss as substitutes for, or superior to, net loss prepared in accordance with U.S. GAAP. The Parent encourages investors and others to review its financial information in its entirety and not rely on any single financial measure. For more information on these non-GAAP financial measures, see the table below.

EBITDA represents net loss before interest expense, net, provision for income taxes, depreciation of property and equipment and amortization of intangible assets.

Adjusted EBITDA represents net loss before (1) interest expense, net, other (income)/expense, net, provision for income taxes and loss/(gain) on disposal of subsidiaries and (2) certain non-cash expenses, consisting of share-based compensation expense, impairment loss on long-lived assets and long-term prepaid expenses, impairment loss on long-term investments, impairment loss on goodwill, depreciation of property and equipment, amortization of intangible assets, change in fair value of warrant liability and change in fair value of put option liability, which the Parent does not believe are reflective of Ucommune’s core operating performance during the periods presented.

Adjusted net loss represents net loss before share-based compensation expense, impairment loss on long-lived assets and long-term prepaid expenses, impairment loss on long-term investments, impairment loss on goodwill, change in fair value of warrant liability, change in fair value of put option liability and loss on disposal of subsidiaries.

The following table sets forth a reconciliation of net loss to EBITDA and adjusted EBITDA for the periods indicated:

	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Net loss	(251,742)	(51,676)	(7,127)
Interest expense, net	5,515	95	14
Provision for income taxes	3,772	31	4
Depreciation of property and equipment	27,617	10,880	1,500
Amortization of intangible assets	2,230	1,446	199
EBITDA (non-GAAP)	(212,608)	(39,224)	(5,410)
Share-based compensation expense	24,544	4,954	683
Impairment loss on long-lived assets and long-term prepaid expenses	97,740	25,825	3,561
Impairment loss on goodwill	43,011	—	—
Change in fair value of warrant liability	16,103	(11,346)	(1,565)
Change in fair value of put option liability	(201)	(222)	(31)
Impairment loss on long-term investments	—	13,821	1,906
Loss/(gain) on disposal of subsidiaries	4,498	(34,670)	(4,781)
Other (income)/expenses, net	(17,291)	18,963	2,615
Adjusted EBITDA (non-GAAP)	(44,204)	(21,899)	(3,022)

The table below sets forth a reconciliation of net loss to adjusted net loss for the periods indicated:

	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Net loss	(251,742)	(51,676)	(7,127)
Share-based compensation expense	24,544	4,954	683
Impairment loss on long-lived assets and long-term prepaid expenses	97,740	25,825	3,561
Impairment loss on goodwill	43,011	—	—
Change in fair value of warrant liability	16,103	(11,346)	(1,565)
Change in fair value of put option liability	(201)	(222)	(31)
Impairment loss on long-term investments	—	13,821	1,906
Loss/(gain) on disposal of subsidiaries	4,498	(34,670)	(4,781)
Adjusted net loss (non-GAAP)	(66,047)	(53,314)	(7,354)

Liquidity and Capital Resources

Cash Flows and Working Capital

The Parent’s principal sources of liquidity have been cash from capital contributions by its shareholders and capital market financings, and short-term/long-term borrowings. As of June 30, 2022 and 2023, cash and cash equivalents were RMB53.2 million and RMB58.3 million (US$8.0 million), respectively. Cash and cash equivalents consist primarily of cash at bank and on hand and are primarily denominated in Renminbi, U.S. dollars and Hong Kong dollars.

For the six months ended June 30, 2022 and 2023, the Parent incurred losses from operations of RMB257.9 million and RMB59.5 million (US$8.2 million), respectively, and generated negative cash flows from operating activities of RMB107.2 million and positive cash flows from operating activities of RMB30.7 million (US$4.2 million), respectively. In addition, as of June 30, 2023, the Parent had short-term borrowings of RMB0.8 million (US$0.1 million), current portion of long-term borrowings of RMB2.7 million (US$0.4 million), working capital deficit (defined as total current assets deducted by total current liabilities) of RMB273.8 million (US$37.8 million) and accumulated deficit of RMB4,574.4 million (US$630.8 million). In addition, as of June 30, 2023, the Parent had no unused credit lines.

Ucommune is seeking to expand its asset-light model, under which Ucommune can reduce upfront capital investments for opening new spaces. The Parent regularly monitors its current and expected liquidity requirements to help ensure that it maintains sufficient cash balances to meet Ucommune’s existing and reasonably likely long-term liquidity needs.

Ucommune has the intention and ability to extend or renew the bank borrowings, or to borrow new loans from commercial banks or other institutions or entities in the next 12 months after the issuance date of the unaudited condensed consolidated financial statements.

In January 2022, the Parent closed a private placement pursuant to the Securities Purchase Agreement with JAK Opportunities LLC as the Purchaser for the offering of a US$3 million principal amount 8% senior convertible debenture (the “Debenture”) and certain warrants to purchase Class A ordinary shares of the Parent. The net proceeds to the Parent from the offering were approximately US$2.6 million. The Parent fully repaid the Debenture in August 2023.

Historically, the Parent has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Parent’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan which includes continued business transition from an asset-heavy model to an asset-light model to improve profitability, continued exploration of new business opportunities that have synergies with its core business, collect long-term receivables, control operating costs and optimize operational efficiency to improve its cash flow from operations. The Parent also plans to raise additional capital, including among others, obtaining debt financing, to support its future operations.

The Parent continues to explore opportunities to grow its business. However, the Parent has not yet achieved a business scale able to generate a sufficient level of revenues to achieve net profit and positive cash flows from operating activities, and the Parent expects that operating losses and negative cash flows from operations will continue for the foreseeable future. If the Parent is unable to grow Ucommune’s business to achieve economies of scale in the future, it will become even more difficult for the Parent to sustain a sufficient source of cash to cover its operating costs. There can be no assurance, however, that the Parent will be able to obtain additional financing on terms acceptable to Ucommune, in a timely manner, or at all. In the event that financing sources are not available, or that the Parent is unsuccessful in increasing its gross profit margin, collecting long-term receivables and reducing operating losses, the Parent may be unable to implement its current plans for expansion, repay debt obligations or respond to competitive pressures, any of which would have a material adverse effect on its business, financial condition and results of operations and materially adversely affect its ability to continue as a going concern.

The Parent’s unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The unaudited condensed consolidated financial statements do not include any adjustments that might result from the outcome of such uncertainties.

The Parent intends to finance future working capital requirements and capital expenditures from cash generated from operating activities and funds raised from financing activities. The Parent may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions Ucommune may decide to pursue.

If the Parent’s existing cash is insufficient to meet Ucommune’s requirements, the Parent or its subsidiaries may seek to issue debt or equity securities or Ucommune may seek to obtain additional credit facilities. Financing may be unavailable in the amounts Ucommune needs or on terms acceptable to Ucommune, if at all. Issuance of additional equity securities, including convertible debt securities, would dilute earnings per share. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict Ucommune’s operations and its ability to pay dividends to the Parent’s shareholders.

If the Parent and its subsidiaries are unable to obtain additional equity or debt financing as required, Ucommune’s business operations and prospects may suffer. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Business and Industry — We require significant capital to fund our operations and growth. If we cannot obtain sufficient capital on acceptable terms, our business, financial condition and prospects may suffer” from the Parent’s Form 20-F.

As a holding company with no material operations of its own, the Parent operates its businesses in the PRC through the PRC subsidiaries and the consolidated VIEs in China. Under PRC laws and regulations, the Parent may provide funding to the PRC subsidiaries in China through capital contributions or loans, subject to the approval of government authorities and limits on the amount of capital contributions and loans. In addition, the PRC subsidiaries may only provide Renminbi funding to the consolidated VIEs through entrusted loans. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially adversely affect our liquidity and our ability to fund and expand our business” from the Parent’s Form 20-F.

The ability of the PRC subsidiaries to make dividends or other cash payments to their shareholders, which are the Parent’s subsidiaries incorporated in Hong Kong and indirectly wholly-owned by the Parent, is subject to restrictions under PRC laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially adversely affect our ability to conduct our business” from the Parent’s Form 20-F and “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable PRC tax consequences to us and our non-PRC shareholders” from the Parent’s Form 20-F

The following table presents the selected unaudited condensed consolidated cash flow data for the periods indicated.

	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$
	(in thousands)
Net cash (used in)/provided by operating activities	(107,225)	30,699	4,233
Net cash used in investing activities	(30,926)	(5,218)	(720)
Net cash used in financing activities	(268)	(18,492)	(2,550)
Effects of exchange rate changes	2,865	(1,960)	(270)
Net (decrease)/increase in cash, cash equivalents	(135,554)	5,029	693
Cash, cash equivalents – beginning of the periods	216,495	53,245	7,343
Cash, cash equivalents – end of the periods	80,941	58,274	8,036

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2023 was RMB30.7 million (US$4.2 million). The difference between net loss of RMB51.7 million (US$7.1 million) and the net cash provided by operating activities was mainly due to (1) an decrease of long-term prepaid expenses of RMB72.1 million (US$9.9 million), and (2) amortization of right-of-use assets of RMB40.1 million (US$5.5 million), partially offset by (i) an increase in prepaid expenses and other current assets of RMB49.4 million (US$6.8 million), and (ii) gain on disposal of subsidiaries of RMB34.7 million (US$4.8 million).

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2023 was RMB5.2 million (US$0.7 million), primarily attributable to (1) purchase of short-term investments of RMB72.9 million (US$10.0 million), and (2) purchase of property, plant and equipment of RMB7.6 million (US$1.1 million), partially offset by redemption of short-term investments of RMB76.3 million (US$10.5 million).

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2023 was RMB18.5 million (US$2.6 million), primarily attributable to (1) loan repayment to third parties of RMB11.5 million (US$1.6 million), and (2) loan repayment to related parties of RMB7.3 million (US$1.0 million), partially offset by loans received from third parties of RMB0.3 million (US$41,000).

Capital Expenditures

Capital expenditures are incurred primarily in connection with purchase of property and equipment and purchase of intangible assets. Capital expenditures were RMB26.0 million and RMB7.6 million (US$1.1 million) for the six months ended June 30, 2022 and 2023, respectively. The Parent has no significant outstanding commitments for capital expenditures as of June 30, 2023. See “— Contractual Obligations.” The Parent intends to fund its future capital expenditures with its existing cash balance and cash generated from operations.

Contractual Obligations

The following table sets forth the contractual obligations and commitments as of June 30, 2023.

	Payments Due by Years Ending
	Total	2023	2024 and 2025	2026 and 2027	2028 and beyond
	(RMB in thousands)
Short-term borrowings(1)	790	790	—	—	—
Long-term borrowings(2)	2,674	2,286	388	—	—
Lease commitments(3)	252,493	63,576	86,108	58,458	44,351
Total contractual obligations	255,957	66,652	86,496	58,458	44,351

(1)	Short-term borrowings represented borrowings from commercial banks with an annual interest rate of 3.95%.
(2)	Long-term borrowings primarily consisted of loans from commercial bank with an annual interest rate of 6.192%.
(3)	Lease commitments were related to Ucommune’s obligation to pay under lease agreements.

Contingencies

The group may be involved in various legal or administrative proceedings from time to time in its ordinary course of business. In the six months ended June 30, 2023, two legal and/or administrative proceedings had been closed upon court or arbitration tribunal’s final judgement. Legal service fees in connection with these proceedings have not been negotiated or determined with the third-party legal counsel. Such legal service fees are estimated to range from approximately RMB1 million to RMB3 million.

Save as described above, the group had no material contingencies as of June 30, 2023.

Holding Company Structure

Ucommune International Ltd, the Parent, is the ultimate Cayman Islands holding company with no material operations of its own. The Parent operates its business through its subsidiaries and the consolidated VIEs. As a result, the Parent’s ability to pay dividends depends upon dividends paid by its subsidiaries. If its subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to the Parent.

In addition, the PRC subsidiaries are permitted to pay dividends to their shareholders, which are the Parent’s subsidiaries incorporated in Hong Kong and indirectly wholly-owned by the Parent, only out of their retained earnings, if any, as determined in accordance with the Accounting Standards for Business Enterprise as promulgated by the Ministry of Finance of the PRC, or PRC GAAP. In accordance with PRC company laws, the consolidated VIEs in China must make appropriations from their after-tax profit to non-distributable reserve funds including (1) statutory surplus fund and (2) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the consolidated VIEs. Appropriation to discretionary surplus fund is made at the discretion of the consolidated VIEs.

Pursuant to the law applicable to China’s foreign investment enterprises, the Parent’s subsidiaries that are foreign investment enterprises in the PRC have to make appropriation from their after-tax profit, as determined under PRC GAAP, to reserve funds including (1) general reserve fund, (2) enterprise expansion fund and (3) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the Parent’s subsidiary. Appropriation to the other two reserve funds is at the discretion of the Parent’s subsidiary. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could materially adversely affect our ability to conduct our business” from the Parent’s Form 20-F.

Notwithstanding the foregoing, the PRC subsidiaries may use their own retained earnings (rather than Renminbi converted from foreign currency denominated capital) to provide financial support to the VIEs either through entrusted loans from the PRC subsidiaries to the consolidated VIEs or direct loans to such VIEs’ nominee shareholders, which would be contributed to the VIEs as capital injections. Such direct loans to the nominee shareholders would be eliminated in the consolidated financial statements against the VIEs’ share capital.

As an offshore holding company, the Parent is permitted under PRC laws and regulations to provide funding from the proceeds of its offshore fund-raising activities to the WOFEs only through loans or capital contributions, and to the VIEs only through loans, in each case subject to the satisfaction of the applicable government registration and approval requirements. Before providing loans to the onshore entities (i.e., the PRC subsidiaries and the VIE entities), the Parent is required make filings about details of the loans with SAFE in accordance with relevant PRC laws and regulations. The PRC subsidiaries and the VIE entities that receive the loans are only allowed to use the loans for the purposes set forth in these laws and regulations. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of securities offerings, to make loans or additional capital contributions to our PRC subsidiaries, which could materially adversely affect our liquidity and our ability to fund and expand our business” from the Parent’s Form 20-F. As a result, there is uncertainty with respect to the Parent’s ability to provide prompt financial support to the PRC subsidiaries and the consolidated VIEs when needed. In August 2020, Ucommune Venture entered into a loan agreement with Ucommune HK, under which Ucommune HK agreed to provide loans of up to a total of US$60 million to Ucommune Venture and Ucommune Venture could draw down the loans in multiple tranches (up to an aggregate of US$60 million) within three years from the date of the first draw-down. Thereafter, both parties entered into two supplement agreements in January 2021 and March 2021. As of the date hereof, Ucommune HK has provided a total of US$52 million in loans to Ucommune Venture, of which US$5 million have been repaid, under such loan agreements since the completion of the Business Combination in November 2020, using proceeds from the Parent’s previous PIPE financing and follow-on offerings. Such loans were included in intercompany loans, and disclosed as roll-forwards of the investment in subsidiaries and VIEs. See “Item 3. Key Information — Implications of Being a Company with the Holding Company Structure and the VIE Structures — Financial Statement Information Related to the VIE Structures ” from the Parent’s Form 20-F and “Selected Unaudited Condensed Consolidated Financial Statement Information of Parent, the VIEs, the WFOEs, the HK Subsidiaries and other Subsidiaries — Inter-group balances due from VIEs/Subsidiaries — Intercompany loan lent” herein.

The Parent, its subsidiaries and the VIEs are subject to restrictions on foreign exchange and their ability to transfer cash between entities, across borders, and to U.S. investors. Under PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, the PRC subsidiaries and the VIEs need to obtain SAFE approval to use cash generated from the operations of the PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — Governmental control of currency conversion may limit our ability to utilize our net revenue effectively and our ability to transfer cash between our PRC subsidiaries and us, across borders, and to investors and affect the value of your investment” from the Parent’s Form 20-F.

Ucommune has established stringent controls and procedures for cash flows within the group based on internal cash management policies. Each transfer of cash among the Parent, its subsidiaries and the VIEs is subject to internal approval. To effect a cash transfer, a number of steps are needed, including but not limited to the issuance of payment receipt, logging into the online banking system and completing its verification process, inspection of the invoice, and payment execution. Only the finance department is authorized to make cash transfers. Within the finance department, the roles of payment approval, payment execution, record keeping, and auditing are segregated to minimize risk.

Cash may be transferred within the group in the following manner: (1) the Parent may transfer funds to its subsidiaries, including the PRC subsidiaries, by way of capital contributions or loans; (2) the Parent and its subsidiaries may provide loans to the VIEs and vice versa; (3) funds may be transferred from the VIEs to the WFOEs, as service fees for services contemplated by the contractual arrangements; (4) the PRC subsidiaries, including the WFOEs, may pay dividends to their shareholders, which are the Parent’s subsidiaries incorporated in Hong Kong and indirectly wholly-owned by the Parent; and (5) the non-PRC subsidiaries may make dividends or other distributions to the Parent. Because the Parent is the primary beneficiary of the VIEs through contractual arrangements and the Parent and its subsidiaries do not have equity ownership in the VIEs, neither the Parent nor its subsidiaries are able to make direct capital contributions to the VIEs or their respective subsidiaries, and the VIEs are not able to make dividends or other distributions to the Parent. See “Item 3. Key Information — Implications of Being a Company with the Holding Company Structure and the VIE Structures — Financial Statement Information Related to the VIE Structures” from the Parent’s Form 20-F.

Since January 1, 2018, cash has been transferred through the group in terms of loans; there have been no other transfers, dividends or distributions made to date between the Parent as the holding company, its subsidiaries and the consolidated VIEs, or to investors; and there have been no other cash flows and transfers of other assets by type that have occurred between the Parent as the holding company, its subsidiaries, and the consolidated VIEs. As of the date hereof, none of the subsidiaries had distributed any dividends or made any other distributions to the Parent. As of the same date, the Parent had not distributed any dividends or made any other distributions to U.S. investors. See “Item 3. Key Information — Implications of Being a Company with the Holding Company Structure and the VIE Structures — Financial Statement Information Related to the VIE Structures” from the Parent’s Form 20-F. The Parent does not intend to distribute earnings or settle amounts owed under the contractual arrangements.

Off-Balance Sheet Commitments and Arrangements

Ucommune has not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. The Parent has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in the unaudited condensed consolidated financial statements. Furthermore, the Parent does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Parent does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to Ucommune or engages in leasing, hedging or product development services with Ucommune.

Quantitative and Qualitative Disclosure about Market Risk

Foreign Currency Risk

The RMB is not a freely convertible currency. SAFE, under the authority of the Peoples Bank of China, controls the conversion of RMB into other currencies. The value of the RMB is subject to changes in central government policies, international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market. Cash and cash equivalents denominated in RMB amounted to RMB66.7 million and RMB57.5 million (US$7.9 million) as of June 30, 2022 and 2023, respectively.

Inflation Risk

Since Ucommune’s inception, inflation in China has not materially impacted the results of operations. Although Ucommune has not in the past been materially affected by inflation since Ucommune’s inception, Ucommune may be affected in the future by higher rates of inflation in China.

Internal Control Over Financial Reporting

In connection with the preparation and external audits of the consolidated financial statements included elsewhere in the Parent’s Form 20-F, the Parent identified the following material weaknesses in internal control over financial reporting. The independent registered public accounting firm has not conducted an audit of the Parent’s internal control over financial reporting.

The material weaknesses that have been identified relate to:

●	A lack of proper management approval and review on borrowing contract over certain amount, and

●	Insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP.

Neither the Parent nor its independent registered public accounting firm undertook a comprehensive assessment of internal control under the Sarbanes-Oxley Act of 2002 for purposes of identifying and reporting any weakness in internal control over financial reporting. Once the Parent ceases to be an “emerging growth company” as such term is defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, the independent registered public accounting firm must attest to and report on the effectiveness of internal control over financial reporting. Had the Parent performed a formal assessment of internal control over financial reporting or had the independent registered public accounting firm performed an audit of internal control over financial reporting, additional control deficiencies may have been identified. The material weaknesses, if not timely remedied, may lead to significant misstatements in the unaudited condensed consolidated financial statements in the future.

To remedy the identified material weaknesses, the Parent has adopted and will adopt further measures to improve internal control over financial reporting, as follows.

●	The Parent plans to improve its management approval on all borrowing contracts over certain amount, and to enhance management review control over borrowing related accounting treatment by conducting monthly accounting record inspection;

●	The Parent plans to recruit staff with knowledge of U.S. GAAP and SEC regulations in its finance and accounting department. The Parent also plans to enhance internal training and development programs for financial reporting personnel; and

●	When entering into complex transactions, the Parent plans to utilize third-party consultant for accounting services as additional resources.

The Parent intends to remediate these material weaknesses in multiple phases and expect that it will incur certain costs for implementing the remediation measures. The implementation of the measure, however, may not fully address the material weaknesses identified in internal control over financial reporting, and the Parent cannot conclude that the material weaknesses have been fully remedied as of June 30, 2023. In addition, the Parent cannot assure you that the Parent will be able to continue implementing these measures in the future. See “Item 3. Key Information — D. Risk Factors — Risk Factors Relating to Our Business and Industry — If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ordinary shares may be materially adversely affected” from the Parent’s Form 20-F.

As a company with less than US$1.235 billion in revenue for the Parent’s last fiscal year, the Parent qualifies as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see Note 2 to the Parent’s unaudited condensed consolidated financial statements, which are included elsewhere in this Form 6-K.